UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. *)

Under the Securities Exchange Act of 1934

OceanPal, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

Y6430L103

(CUSIP Number)

January 21, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. Y6430L103

1.	NAMES OF REPORTING PERSONS Paralos Master Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500,000 (0 as of February 24, 2022)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000 (0 as of February 24, 2022)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 (0 as of February 24, 2022)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0% (0% as of February 24, 2022) (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 8,820,240 shares outstanding as of January 21, 2022 and 24,391,669 shares outstanding on January 25, 2022, respectively, according to the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on January 24, 2022.

CUSIP No. Y6430L103

1.	NAMES OF REPORTING PERSONS Paralos Asset Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500,000 (0 as of February 24, 2022)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000 (0 as of February 24, 2022)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 (0 as of February 24, 2022)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0% (0% as of February 24, 2022) (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 8,820,240 shares outstanding as of January 21, 2022 and 24,391,669 shares outstanding on January 25, 2022, respectively, according to the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on January 24, 2022.

Item 1.

(a)	Name of Issuer:

OceanPal, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

c/o Steamship Shipbroking Enterprises Inc., Pendelis 26, 175 64 Palaio Faliro, Athens, Greece

Item 2.

(a)-(c)	Name, Address and Citizenship of Reporting Persons

(1)	Paralos Master Fund

1st Floor, Tudor House, Le Bordage, St. Peter Port, Guernsey GY1 1DB

Place of Organization: Cayman Islands

(2)	Paralos Asset Management Ltd.

1st Floor, Tudor House, Le Bordage, St. Peter Port, Guernsey GY1 1DB

Place of Organization: Guernsey

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number

Y6430L103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Please refer to items 5-9 of the cover pages attached hereto for the amounts beneficially owned by the reporting persons as of January 21, 2022 and February 24, 2022.

Paralos Asset Management Ltd. serves as the investment manager of Paralos Master Fund, and may be deemed to have shared voting control and investment discretion over the shares of Common Stock owned by Paralos Master Fund.

The foregoing should not be construed in and of itself as an admission by Paralos Asset Management Ltd. to beneficial ownership of the securities owned by Paralos Master Fund.

(b)	Percent of Class

Please refer to item 11 of the cover pages attached hereto

(c)	Number of shares as to which such person has:

Please refer to items 5-8 of the cover pages attached hereto

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2022	Paralos Master Fund

	By:	/s/ Timothy Martin
	Name:	Timothy Martin
	Title:	Director

Date: February 24, 2022	Paralos Asset Management Ltd.

	By:	/s/ Michael Blazina
	Name:	Michael Blazina
	Title:	Director

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

EXHIBIT A

Joint Filing Agreement

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Paralos Master Fund

Date: February 24, 2022	By:	/s/ Timothy Martin
	Name:	Timothy Martin
	Title:	Director

Paralos Asset Management Ltd.

Date: February 24, 2022	By:	/s/ Michael Blazina
	Name:	Michael Blazina
	Title:	Director